Exhibit 99.3

US Elemental

We’re hosting a live investor webinar next week and we’d love for you to join us.

Join management of HiTech Minerals and Constellation on Wednesday, April 22 at 10:00 AM ET to learn about the company’s proposed Nasdaq listing and plans to develop the McDermitt Lithium Project -- one of the largest lithium resources in the United States.

📅  Live Investor Webinar

April 22, 2026 | 10:00 AM ET

Hear from management on the proposed transaction, anticipated Nasdaq listing, and the McDermitt Lithium Project, including a live Q&A.

👉  Register here: https://loom.ly/_xK2Q14

hashtag#USElemental hashtag#CriticalMinerals hashtag#Lithium hashtag#Nasdaq hashtag#SPAC hashtag#McDermitt

Live Investor Webinar

Wednesday, April 22 at 10:00 AM ET

US elemental

uselemental.com